Exhibit 99.1

Inspira and Bites Form Strategic Alliance to Embed AI as a Core Standard Across Inspira’s Global Ecosystem

RA’ANANA, Israel, October 22, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced a strategic collaboration with Bites Learning Ltd. (“Bites”), a leader in AI-based digital training and performance enablement solutions.

Through this collaboration, Bites’ advanced AI-powered learning and guidance platform will be embedded as a built-in standard across Inspira’s ecosystem, including future versions of the INSPIRA™ ART100 cardiopulmonary support system and the HYLA™ real-time blood sensor. The integration is designed to transform training, accelerate onboarding, and enhance operational performance for hospitals, distributors, and users worldwide.

This collaboration creates a new AI-driven foundation for Inspira’s commercial operations - creating an intelligent training and support layer that simplifies onboarding, standardizes competencies, and reduces support burdens across the Company’s expanding customer base.

Key Highlights:

●	AI-Powered Training & Support: Inspira will deploy adaptive, AI-driven training modules, interactive simulations, and digital playbooks for troubleshooting and maintenance, enabling faster and more consistent proficiency.

●	Personalized, On-Demand Knowledge: The Bites “AI Personal Knowledge Feed” will deliver personalized, real-time micro-content, updates, and compliance reminders, ensuring users always have the right information at the right time.

●	Data-Driven Quality & Analytics: The integrated platform provides actionable analytics on training efficiency, adoption rates, and audit-readiness, supporting Inspira’s focus on measurable quality and continuous improvement.

●	Built-In Value Layer: Bites’ AI capabilities will be incorporated as a built-in commercial value layer, enhancing Inspira’s customer experience and competitive differentiation.

●	Joint Marketing & Innovation: Inspira and Bites will pursue joint marketing initiatives and continuous platform co-development, reinforcing sustained innovation and long-term value creation.

●	Long-Term Strategic Options: The collaboration framework includes provisions to evaluate future strategic transactions or deeper commercial integration, underscoring the shared vision and growth potential of both organizations.

“By integrating Bites’ AI engine directly into our ecosystem, we are transforming how medical teams learn, operate, and scale proficiency,” said Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies. “We expect this collaboration to significantly enhance operational consistency, expand adoption, and strengthen our global execution - ultimately driving measurable shareholder value.”

“Inspira is redefining digital transformation in medical devices,” said Tal Nagler Almog, Chief Operating Officer of Bites. “Our AI-based platform will empower Inspira’s global network with real-time, personalized knowledge delivery, setting a new industry standard for training and compliance.”

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

About Bites Learning Ltd. Bites Learning Ltd. is a leading provider of an AI-based digital training and knowledge platform. Its solution leverages adaptive microlearning and a personalized AI knowledge feed to deliver on-demand, just-in-time guidance, helping global organizations accelerate onboarding, standardize competencies, and reduce support costs.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits and advnatages of collaboration with Bites, the Company’s expectation that this collaboration will expect this collaboration to significantly enhance operational consistency, expand adoption, and strengthen our global execution, ultimately driving measurable shareholder value, and that Bites’ technology will empower Inspira’s global network with real-time, personalized knowledge delivery and set a new standard for the industry. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485